March 6, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Dennis P. Gauger
Chief Financial Officer
Groen Brothers Aviation, Inc.
2640 W. California Avenue
Suite A
Salt Lake City, Utah 84104-4593

RE: Groen Brothers Aviation, Inc., (the "Company")
Form 8-K, filed March 2, 2006
File No. 0-18958

Dear Mr. Gauger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please amend the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. Under Item 304, it is not sufficient to state that the company "terminated" the accountant. Please revise.

2.   As required under Item 304, the revised disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

<u>Reportable events</u>

3.   In more detail, supplementally describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

4.   Please provide us with a schedule of your fiscal year end fourth quarter adjustments (2005 and 2004) to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

5.   Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

6.   Include an Exhibit 16 letter from the former accountants addressing the revised disclosures.   File the amendment under cover of Form 8-K/A and include the Item 4 designation, including the Exhibit 16 letter from the former accountant filed as an Exhibit 16.

2005 Form 10-KSB and 2005 Forms 10-QSB

7.   We monitored your Forms 10-KSB and 10-QSB solely related to the matters below.

Refer to the Item 4.01 Form 8-K and the reportable conditions communicated to you by Tanner LC. Also, refer to the disclosures under Item 8 (Form 10-KSB) and Item 3 (Forms 10-QSB). Under this disclosure, we note that the Controls and Procedures were effective "except" for the material weakness and other issues noted by Tanner LC. In this connection, management may not state that the Company's disclosure controls and procedures are "effective, except as described below" (material weakness and other issues) or express similar qualified conclusions. Rather, management must take those issues into account when concluding whether the controls are effective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Refer to Question 5 of the FAQ on Release No. 34-47986 "Management's Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports." Please revise accordingly.

Other

8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amended Form 8-K via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant